Exhibit 99.1

PERDIGÃO TO INAUGURATE SERVICES CENTER IN ITAJAÍ

Company to improve response time and increase competitiveness with the new structure

Perdigão is to expand its presence in the state Santa Catarina with the installation of the Perdigão Services Center (CSP) in the city of Itajaí. The new center is an important instrument in modernizing corporate administration and will allow the Company to rationalize processes and reduce costs, thus improving speed of operations and enhancing competitiveness. The capital expenditures for the installation of the CSP are forecasted at R$ 20 million.

The project is being developed jointly with IBM, a consultancy with a long track record in the implementation of Shared Services Centers. The start-up of the Center is scheduled for April and will centralize the activities of Finance, Controller’s Office, Human Resources, IT, Sales Support and Supplies, until now dispersed among several units. Some 150 new jobs will be created, in addition to the relocation of employees from the company’s facilities elsewhere.

This new structure will in no way imply reduced production and industrial activities in any of the regions where the Company operates. On the contrary, Perdigão will continue to implement its optimization plan at all units. There will also be no change in the income the Company generates for the municipalities where it carries on its business.

Among all the locations examined, Itajaí was found to have the best cost benefit relationship for establishing the CSP. One of the factors in favor of Itajaí is the city’s strategic position in one of the most important macroeconomic regions in Santa Catarina. A ready supply of qualified labor was also considered an important element in the final choice.

 Perdigão has been present in the city for many years, the Company using the port of Itajaí for the first pioneer shipments of chicken to Saudi Arabia in 1975. The Company already has a structure of 156 employees in the city involved with exports and logistics activities and more than 80% of its overseas sales are handled through the port of Itajaí.

Perdigão is installing the CSP in conjunction with a local real estate investor. Once the construction is completed, the investor is to lease to the Company the purpose-built modern and functional offices for the Center’s operations, which are  located at Rua Jorge Tzachel, 475, in the Fazenda District of the city.

São Paulo, February 21, 2005.

For further information please access www.perdigao.com.br/ri/eng or contact Investor Relations department at phone nr. (5511) 3718-5301.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change